Scrapp, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal years ended December 31, 2022 and Dec 31, 2023

Scrapp LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (0220)	10,288.97
Checking	289.11
Total Bank Accounts	**$10,578.08**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Accounts Receivable (A/R) - EUR	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Loans to Others	27,624.00
Total Other Current Assets	**$27,624.00**
Total Current Assets	**$38,202.08**
TOTAL ASSETS	**$38,202.08**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Credit Card	3,525.81
Total Credit Cards	**$3,525.81**
Other Current Liabilities	
Loan Payable	29,860.97
Total Other Current Liabilities	**$29,860.97**
Total Current Liabilities	**$33,386.78**
Long-Term Liabilities	
SAFE Note	99,382.00
Total Long-Term Liabilities	**$99,382.00**
Total Liabilities	**$132,768.78**
Equity	
Opening Balance Equity	-25.00
Owner's Investment	10,500.00
Owner's Pay & Personal Expenses	-4,753.29
Retained Earnings	-23,215.39
Net Income	-77,073.02
Total Equity	**$ -94,566.70**
TOTAL LIABILITIES AND EQUITY	**$38,202.08**

Unaudited

Scrapp LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Competition Prize Money	15,208.50
Discounts/Refunds Given	2,465.94
Sales	13,319.64
Total Income	**$30,994.08**
Cost of Goods Sold	
Shipping	100.80
Total Cost of Goods Sold	**$100.80**
GROSS PROFIT	**$30,893.28**
Expenses	
Accommodation	14,927.52
Advertising & Marketing	681.96
Bank Charges & Fees	710.24
Charitable Contributions	3,000.00
Contractors	2,379.33
Legal & Professional Services	29,717.01
Meals & Entertainment	90.68
Office Supplies & Software	8,600.25
Other Business Expenses	1.50
Taxes & Licenses	11,632.17
Uncategorized Expense	7,353.63
Wages ADP	28,274.17
Total Expenses	**$107,368.46**
NET OPERATING INCOME	**$ -76,475.18**
Other Income	
Interest Earned	0.45
Total Other Income	**$0.45**
Other Expenses	
Unrealized Gain or Loss	0.00
Exchange Gain or Loss	598.29
Total Other Expenses	**$598.29**
NET OTHER INCOME	**$ -597.84**
NET INCOME	**$ -77,073.02**

Unaudited

Scrapp LLC Statement of Cash Flows January - December 2022

OPERATING ACTIVITIES	TOTAL
Net Income	-77,073.02
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Loans to Others	-27,624
Credit Card	3,525.81
Loan Payable	29,860.97
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	5,762.78
Net cash provided by operating activities	$-71,310.24
FINANCING ACTIVITIES	
Opening Balance Equity	-25.00
Owner's Investment	10,500
Owner's Pay & Personal Expenses	-4,753.29
SAFE Note	99,382.00
Retained Earnings	-23,215.39
Net cash provided by financing activities	$81,888.32
NET CASH INCREASE FOR PERIOD	$10,578.08
Cash at beginning of period	0.00
CASH AT END OF PERIOD	$10,578.0

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (0220)	12,726.86
Checking	180,013.17
Total Bank Accounts	**$192,740.03**
Accounts Receivable	
Accounts Receivable (A/R)	3,767.91
Accounts Receivable (A/R) - EUR	0.00
Total Accounts Receivable	**$3,767.91**
Other Current Assets	
Loans to Others	52,264.00
Undeposited Funds	0.00
Total Other Current Assets	**$52,264.00**
Total Current Assets	**$248,771.94**
TOTAL ASSETS	**$248,771.94**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Credit Card	8,451.30
Total Credit Cards	**$8,451.30**
Other Current Liabilities	
Loan Payable	16,756.98
Total Other Current Liabilities	**$16,756.98**
Total Current Liabilities	**$25,208.28**
Long-Term Liabilities	
SAFE Note	99,382.00
Total Long-Term Liabilities	**$99,382.00**
Total Liabilities	**$124,590.28**
Equity	
Investment	280,000.00
Opening Balance Equity	0.00
Owner's Investment	10,500.00
Owner's Pay & Personal Expenses	-4,753.29
Retained Earnings	-100,313.41
Seed Round 1 Investments	155,000.00

Unaudited

Scrapp Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Net Income	-216,251.64
Total Equity	**$124,181.66**
TOTAL LIABILITIES AND EQUITY	**$248,771.94**

Scrapp Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-216,251.64
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-3,767.91
Loans to Others	-24,640.00
Credit Card	4,925.49
Loan Payable	-13,103.99
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-36,586.41**
Net cash provided by operating activities	**$ -252,838.05**
FINANCING ACTIVITIES	
Investment	280,000.00
Opening Balance Equity	25.00
Retained Earnings	-25.00
Seed Round 1 Investments	155,000.00
Net cash provided by financing activities	**$435,000.00**
NET CASH INCREASE FOR PERIOD	**$182,161.95**
Cash at beginning of period	10,578.08
CASH AT END OF PERIOD	**$192,740.03**

Scrapp Inc.
Income Statement

Scrapp Inc.

Profit and Loss
January - December 2023

	TOTAL
Income	
Discounts/Refunds Given	0.00
Sales	9,943.23
Total Income	**$9,943.23**
Cost of Goods Sold	
Cost of Goods Sold	11,458.60
Shipping	127.44
Total Cost of Goods Sold	**$11,586.04**
GROSS PROFIT	**$ -1,642.81**
Expenses	
Accommodation	4,066.94
Advertising & Marketing	2,084.92
Bank Charges & Fees	1,087.28
Contractors	24,491.64
Director's Stipend	34,553.61
Insurance	9.00
Interest Paid	211.66
Legal & Professional Services	27,369.96
Meals & Entertainment	4,139.53
Office Supplies & Software	19,639.71
Other Business Expenses	2,331.60
Product Data Sets	2,530.00
QuickBooks Payments Fees	62.73
Repairs & Maintenance	35.00
Taxes & Licenses	2,421.92
Travel	12,947.79
Wages ADP	77,051.09
Total Expenses	**$215,034.38**
NET OPERATING INCOME	**$ -216,677.19**
Other Income	
Interest Earned	3.64
Other Miscellaneous Income	921.91
Total Other Income	**$925.55**
Other Expenses	
Unrealized Gain or Loss	0.00
Other Miscellaneous Expense	500.00
Total Other Expenses	**$500.00**
NET OTHER INCOME	**$425.55**
NET INCOME	**$ -216,251.64**

Unaudited


Scrapp, Inc.
Statement of Changes in Equity


Statement of Changes in Equity	Year Ended Dec 2022	Year Ended Dec 2023
Opening Balance	$10,500	$10,578
Net Profit/Loss	-$77,073	-$216,251.64
Stock Issued	$0	$280,000
Preferred Stock Issued	$0	$0
Ending Balance	$10,578	$192,740

Statement of Financial Position

	As of Dec 31, 2023 (inception)
Total Bank Accounts	$192,740.03
ASSETS	$52,264.00
TOTAL ASSETS	$248,771.94
LIABILITIES AND EQUITY	-
LIABILITIES	$25,208.28
TOTAL LIABILITIES	$124,590.28
EQUITY	$124,181.66
TOTAL LIABILITIES AND EQUITY	$248,771.94

Scrapp Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023

$USD

1. ORGANIZATION AND PURPOSE

Scrapp Inc. (the "Company") is a corporation organized in June under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.